

August 7, 2009

Via Facsimile ((412) 355-6501) and U.S. Mail

Kristen L. Stewart, Esq.
K&L Gates LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312

>   **Re: Wesco International, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed July 27, 2009**
>   **File No. 333-160818**
>
>   **Schedule TO-I**
>   **Filed July 27, 2009**
>   **File No. 005-58085**

Dear Ms. Stewart:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Form S-4

1.   We note your disclosure that the initial conversion price of the 2029 Debentures will equal 125% of the Average VWAP and that the VWAP will be based on a measuring period of ten business days ending on the offer's expiration date. With respect to this term of your exchange offer, please provide us your detailed legal analysis of your

compliance with Item 4(a)(4) of Form S-4, Item 11 of Schedule TO and Item 1011(b) of Regulation M-A.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions